UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Prevail Therapeutics Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
74140Y101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74140Y101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) IA

CUSIP No. 74140Y101

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement of Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2019. This Statement relates to the common stock, par value $0.001 per share (the “Shares”) of Prevail Therapeutics Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 430 East 29th Street, Suite 940, New York, NY 10016.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “PRVL”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On January 22, 2021, the Issuer completed a previously announced merger made pursuant to that certain Agreement and Plan of Merger dated December 22, 2020 (the “Merger Agreement”), by and among the Issuer, Eli Lilly and Company, an Indiana corporation (“Parent”), and Parent’s wholly-owned subsidiary, Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”). Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) to purchase all of the Shares in exchange for (i) $22.50 per Share plus (ii) one non-tradeable contingent value right, which represents the contractual right to receive a contingent payment of up to $4.00 per Share, which amount (or such lesser amount as determined in accordance with the terms and conditions of the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and the Company) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the “Offer Price”).

The Offer expired at one minute after 11:59 p.m. (12:00 midnight) Eastern time, on Thursday, January 21, 2021. The number of Shares tendered satisfied the Minimum Tender Condition (as defined in the Merger Agreement) and on January 22, 2021, as a result of its acceptance of, and payment for, the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the merger of Purchaser with and into the Issuer (the “Merger”), without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer, Parent and Purchaser effected the Merger pursuant to Section 251(h). At the effective time of the Merger, each outstanding Share (including each Share held by the Reporting Persons) was converted into the right to receive the Offer Price from Purchaser. At the effective time of the Merger, the Company became a wholly-owned subsidiary of Parent.

Item 2.  Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”) and OrbiMed Capital GP VI LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors and OrbiMed GP are set forth on Schedules I and II, respectively, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Not applicable.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) As of January 22, 2021, the Reporting Persons do not beneficially own any Shares

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) The Reporting Persons ceased to own more than 5% of the Shares on January 22, 2021.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OrbiMed Private Investments VI, LP (“OPI VI”), pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to this agreement and relationship, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2021	ORBIMED ADVISORS LLC

	By:	/s/ Jonathan Silverstein
Name: Jonathan Silverstein
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Jonathan Silverstein
Name: Jonathan Silverstein
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens David P. Bonita	Member Member	Member OrbiMed Advisors LLC Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC.